November 25, 2014

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn.:  Tia L. Jenkins
Senior Assistant Chief Accounting
Office of Beverages, Apparel, and Mining

Re:	Canyon Gold Corp.
Form 10-K for the Fiscal Year Ended April 30, 2014
Filed July 29, 2014
Form 10-Q for the Fiscal Quarter Ended July 31, 2014
Filed September 15, 2014
File No. 000-54851
Response to letter dated October 16, 2014

Dear Ms. Jenkins:

In response to your letter dated October 16, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”).

Form 10-K for the Fiscal Year Ended April 30, 2014

Business, page 3

Please be informed that all given claims, both under CanyonGold and EMAC Handels AG (optioned by Canyon Gold), were fully paid up and in good standing as of September 1, 2014 and, accordingly, all information set forth in the Form 10-K for April 30, 2014 and the Form 10-Q for July 31, 2014 is correct as of the dates of those filings. Changes and current information will be reflected in Amendment No. 1 to the Form 10-K for April 30, 2014 and Amendment No. 1 to the Form 10-Q for July 31, 2014 to be filed in response to your letter, and in the Form 10-Q for October 30, 2014 to be filed subsequently.

1.
We note your descriptions of your mining claims do not indicate if they are lode or placer claims and that the average area of your claims exceeds the 20.66 acre limit for a mining claim. Please disclose the following information for each of your properties:

••	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

We have added a new fourth paragraph under the “Current Business” subheading on page 5 to discuss the issues raised in you comment.  Also, please note that although Section 35 consists of 640 acres, each of the 30 claims consists of 20 acres and the balance of approximately 40 acres consists of a slough and swampy pond area. This information has been added to the second paragraph under the “Business” section on page 3. The Company does control all of Section 35 (640 acres).

Additionally, please note that the Company did not make the requisite assessments on the 30 claims by the due date September 1, 2014.  The Company has taken the affirmative action to engage its consultants to re-stake the claims and to make the necessary filings and payments with the BLM to retain the claims. The claims were re-staked on September 5, 2014 and registered with the Elko County Recorders office and the Company has 90 days from the re-staking date to make the requisite filings and payments with the BLM to register the claims. This information has been disclosed in the new fourth, fifth and sixth paragraphs under the “Current Business” subheading starting on page 5.

•
An indication of the type of claim or concession such as placer or lode, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

We have added disclosure at the end of the second paragraph under the “Business” section on page 3 to disclose the information requested by your comment.  Additional information concerning the claims is included in a new fourth paragraph under the “Current Business” subheading on page 5.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

All 30 claims are listed as named CG #1 through CG#30 (CG referred to as 'Canyon Gold' #1 - #30).  The claims were re-staked on September 5, 2014 and recorded by the Elko County Recorders office and must be recorded with the BLM with payment within 90 days from the date of staking. This information has been set forth in the new sixth paragraph under the “Current Business” subheading on page 6.

•	Identify the Section, Township, and Range for the claims you control, own or have optioned.

All 30 claims are in Section #35, Township 34N and Range 63E. This description has been revised in the third paragraph under the “Current Business” subheading on page 5.  We also revised the description of the Pequop Mountain claims as Range 65E Township 34N and 35N, in Mount Diablo Base & Meridian (Meridian MDB&M, set forth in the in the last paragraph under the “Current Business” subheading on page 6.

•	The area of your claims, either in hectares or in acres.

The area for all the claims are given in “acres”. The 30 claims of 20 acres each (600 acres) are situated in Section 35 that is comprised of a full 640 acres. However approximately 40 acres of Section 35 consists of a slough and swampy pond area, but is included in the 640 acres controlled by the Company.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

This information is included in the new fourth, fifth and sixth paragraphs under the “Current Business” subheading beginning on page 5.

Current Business, page 5

2.            We note your description that your mining claims are located in Section 35 Township 33N, Range 64E. Please correct the Township and Range location for your mining claims.

As is posted on the Claim notices, all 30 claims in section #35 are in T 34N and R63E. Accordingly, we have revised the second paragraph under the “Current Business” subheading on page 5 to reflect this information.

3.            We also note your reference to an option for 275 additional claims adjacent to your claim group. At present, aside from Long Canyon Gold claims there are no valid mining claims adjacent to your claim group. Please correct your description of your claim options and remove this disclosure if the claims are no longer valid.

We have replaced the Claims Grid map on page 11 with an updated map that shows our holdings as of the date hereof. Please note the claims given on the revised Claims Grid as Long Canyon Gold (and marked no connection) to the south of section 35 are held by an independent company with no relations to Canyon Gold Corp. or CanyonGold’s wholly owned subsidiary Long Canyon Gold Resources Corp.

Also, Canyon Gold and Emac Handels AG were not able to make the large required payment as of September 1, 2014 to maintain the 275 claims adjacent to section 35, nor the 180 claims at Pequop Mountain and thus the interest in these sections were not renewed and do not appear on the map. The Company is endeavoring to re-stake and reinstate the Pequop Mountain claims. Thus, the only Canyon Gold claims included on the revised map are the Section 35 claims. We have revised and updated the business section as necessary to disclose this information, and have also added a new second paragraph under the “Current Business” subheading on page 6.

4.            Please provide property descriptions, locations, and maps for the 180 mining claims acquired from EMAC Handels AG in April 2014 located near the Pequop Mountain, in addition to your other property descriptions.

The Pequop Mountain claims are located at: Range 65E, Township 34N and 35N, in Mount Diablo Base & Meridian (Meridian MDB&M). The last paragraph under the “Current Business” subheading on page 7 has been revised to reflect this information.

We are including a map of the Pequop Mountain claims on page 13. Also, the Company has engaged DRLLC to re-stake the Pequop Mountain claims, although this has not yet been accomplished.

Claim Grid, page 11

5.            We note your claim grid map does not reflect the current status of the mining claims located in these sections. Please update this map or clearly state the date on which this map accurately depicted the land status and property ownership.

The Claims Grid map as presented in the original Form 10-K was correct at the time of filing and all claims, both the CanyonGold and the EMAC claims, were fully paid up and in good standing until September 1, 2014.

We have updated the Claims Grid to today’s holdings and replaced the map on page 11. All indications as to the Company’s claims have also been adjusted on our website: www.canyongoldexploration.com

Form 10-Q for the Fiscal Quarter Ended July 31, 2014

6.             We note your conclusion indicating that both your disclosure controls and procedures and internal control over financial reporting were not effective as of your April 30, 2014 fiscal year end due to material weaknesses identified.  Further, we note your management concluded that disclosure controls and procedures in your Form 10-Q filed on September 15, 2014 were effective and there were no changes in your internal control over financial reporting during the quarter ended July 31, 2014. Please revise to expand your disclosures to explain how management determined that disclosure controls and procedures were effective at July 31, 2014 given the material weakness and ineffective disclosure controls and procedures at year end. Also revise to comply with Item 308(c) of Regulation S-K to include details of any changes that may have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.  In this regard, tell us and disclose how you remediated the material weaknesses that existed at April 30, 2014. To the extent that the material weaknesses have not been remediated, tell us how your officers determined that your disclosure controls and procedures were effective as at July 31, 2014.

Please note that the Company did a re-evaluation of the effectiveness of its disclosure controls and procedures as of July 31, 2014. Following the review, it was determined that the controls and procedures were not effective. Accordingly, we have revised “Item 4, Controls and Procedures” on page 20.

Recent Events

Please be further advised that the acquisition agreement with Marshall Thomsen that was previously reported in the original Form 10-K filing was terminated on August 31, 2014.  This event was reported in a Form 8-K filed with the SEC by the Company on September 3, 2014. We have revised the disclosure regarding Marshall Thomsen under the “Recent Events” subheading on page 4.

The Form 8-K filed on September 3, 2014 also reported the appointment of Alexander S. Romanchuk, B.A., LL.B. of Edmonton Alberta to the Company’s Board of Directors. Another Form 8-K was filed with the SEC on October 14, 2014 to announce the passing of the Company’s President and CEO, Delbert G. Blewett.  Mr. Blewett was replaced as a director on the Board by Stephen M. Studdert, who was also named President and CEO.  This information is included in the updated Item 10 starting on page 29.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

●      In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Any further questions or comments concerning the Company or the subject filings can be directed to the undersigned.

Sincerely,

Canyon Gold Corp.

By:	/S/ Stephen M. Studdert
Stephen M. Studdert
Its:	President

Attachment No. 1

Canyon Gold Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas, NV 89147.

November 25, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Canyon Gold Corp. (the “Company”) to the SEC letter dated October 16, 2014, SEC File No. 000–54851, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Canyon Gold Corp.

By:	/S/ Stephen M. Studdert
Stephen M. Studdert
Its:	President